EXHIBIT 99.4

April 17, 2025

TSX Venture Exchange

British Columbia Securities Commission

Alberta Securities Commission

Ontario Securities Commission

Financial And Consumer Services Commission (New Brunswick)

Manitoba Securities Commission

Nova Scotia Securities Commission

Autorite Des Marches Financiers

Financial And Consumer Affairs Authority of Saskatchewan

Office of the Superintendent of Securities (Prince Edward Island)

Office of the Superintendent of Securities (Newfoundland& Labrador)

Office of the Superintendent of Securities (Northwest Territories)

Department of Justice (Nunavut)

Department of Community Services (Yukon)

Dear Sirs / Mesdames

Re:	High Tide Inc. (the "Company")

Notice Pursuant to NI 51 - 102 of Change of Auditor

As required by the National Instrument 51-102 and in connection with our proposed engagement as auditor of the Company, we have reviewed the information contained in the Company's Notice of Change of Auditor, dated April 17, 2025, and agree with the information contained therein, based upon our knowledge of the information relating to the said notice and of the Company at this time.

Yours very truly,

DAVIDSON & COMPANY LLP

Chartered Professional Accountants